GRUPO MODELO, S.A.B. DE C.V.

August 17, 2007

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s] :

Call for the General Extraordinary and Ordinary Shareholders' Meeting of Grupo Modelo, S.A.B. de C.V., to be held on September 3, 2007.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

TRANSLATION FOR INFORMATION PURPOSES ONLY

GRUPO MODELO, S.A.B. DE C.V.

MEETING CALL

By resolution of the Board of Directors of GRUPO MODELO, S.A.B. DE C.V., the Company's Shareholders' are hereby convened to attend a General Extraordinary and Ordinary Shareholders' Meeting to be held on September 3, 2007, at 11:00 am, in the auditorium of the Company's offices, located at Javier Barros Sierra No. 555, PB, Colonia Zedec Santa Fe, 01210, México, City, in order to discuss the matters contained in the following:

AGENDA

EXTRAORDINARY MEETING

I. Proposal and approval, as the case may be, to add a new clause 7bis to the Company's bylaws, in order to provide for the shareholders' obligation not to compete in the business of production, distribution or wholesale of beer in the territory of the United Mexican States, in the understanding that such provision would not be applicable to the holders of Series "C" shares, which are those listed in the stock exchange. Resolutions in such regard.

ORDINARY MEETING

II. Proposal and approval, as the case may be, to implement an executive's stock option plan, pursuant to the second paragraph of section I of article 367 of the Securities Market Law. Resolutions in such regard.

III. Appointment of special delegates to formalize and execute the resolutions adopted in this Extraordinary and Ordinary meeting.

In order to be able to attend the Meeting, the shareholders shall deposit in the Company's "Torre Acuario" offices, located at Javier Barros Sierra No. 555, 6th floor, Colonia Zedec Santa Fé, Delegación Álvaro Obregón, C.P. 01210, México, City, no later than August 30, 2007, the share certificates or the deposit receipts issued by a National or Foreign Financial Institution, or by the S. D. Indeval, S.A. de C. V., Securities Deposit Institution. Upon receipt of the aforementioned documents, an admission pass will be issued to such shareholders registered in the Company's Shares Registry Book. Such admission pass shall be handed over in order to attend the Meeting.

The Stock Brokers are reminded to present a list containing the name, domicile, nationality, and number of shares acquired by the shareholders they represent.

México City, August 16, 2007.

[Illegible Signature]

Margarita Hugues Vélez,
Secretary of the Board of Directors

GRUPO MODELO, S.A.B. DE C.V.

August 20, 2007

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s]:
Questionnaire on Corporate Governance of the Issuer Grupo Modelo, S.A.B. de C.V. , filed with the Bolsa Mexicana de Valores, S.A. de C.V. (the Mexican Stock Exchange) and the Comisión Nacional Bancaria y de Valores.

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

QUESTIONNAIRE ON CORPORATE GOVERNANCE OF THE ISSUER GRUPO MODELO, S.A.B. DE C.V.

ANNEX J-1

BOARD OF DIRECTORS

By General Extraordinary and Ordinary Shareholder's Meeting of Grupo Modelo, S.A. de C.V., (today S.A.B. de C.V.) dated December 18, 2006; some articles of the Company's by-laws were reformed in order to comply with the new provisions of the Securities Market Law.

Functions of the Board of Directors.

The Board of Directors of Grupo Modelo, S.A.B. de C.V., shall be responsible for determining the strategic vision and policies for the operation of the Company and the entities controlled by it. Subject to the more detailed provisions of the Securities Market Law and the by-laws, the Board of Directors shall safeguard the conduction of the Company and the legal entities it controls, as well as the performance of the Relevant Managers, approves, prior recommendation of the correspondent Committee the following: (i) the policies regarding the use or enjoyment of the goods constituting the patrimony of the Company and of the legal entities it controls, by related persons; (ii) accountable polices (iii) internal audit and control mechanisms, (iv) policies regarding the appointment and entire retribution of Relevant Managers, (v) policies on information and communications to shareholders and the market as well as Relevant Managers; (vi) transactions between the Company and its related parties;(viii) unusual or infrequent operations; (ix) authorizations for Board Members or Relevant Managers in order to, directly or indirectly, profit from a business opportunity; and (x) hire the external auditor, among others. The Board of Directors shall present to the annual shareholder's meeting: (a) the reports presented by the presidents of the Auditing and Corporate Practices Committees; (b) the CEO's report regarding the Company's operations and projects, it's financial situation and results, accompanied by the external auditor's report; (c) the Board of Directors opinion on the precedent report and; (d) the report containing the main accounting and information policies and criteria followed in the preparation of the financial information of the Company. The Board of Directors also requests the CEO the disclosure of Relevant Events, among others.

Pursuant to the Company's by-laws, the Board of Directors shall have the broadest authority according to law for lawsuits and collections, for acts of administration, for acts of ownership, to represent the Company before judicial and administrative authorities, to issue, draw, subscribe, guarantee and in any other manner negotiate all types of negotiable instruments. Likewise the Board of Directors has authority to: (i) appoint and dismiss, based on consultation with the Committee reviewing Corporate Practices, the General Director and the other officers, representatives, agents and employees of the Company, as well as to determine their powers, duties, working conditions and remuneration, in accordance with the policies for the appointment and entire retribution of the other Relevant Managers referred to in paragraph d) of section III of article 28 of the Securities Market Law; (ii) acquire and alienate shares and partnership interests of other companies, subject to the additional requirements set forth in article Twenty Eight of the Company's by-laws; (iii) call ordinary, extraordinary, or special shareholders meetings, (iv) establish internal labor regulations; (v) establish branches, agencies or any other establishment anywhere in the Mexican Republic or abroad; (vi) grant and revoke general and special powers of attorney, if applicable granting powers of substitution of the same, except for those powers the exercise of which corresponds exclusively to the Board of Directors pursuant to a provision of the law or of these by-laws, always reserving the exercise of its powers; (vii) carry out all acts authorized by the by-laws or which may be a

Question	Yes	No	Comments
Concerning the Makeup of the Board of Directors 1. Is the Board of Directors made up of no fewer than five and no more than fifteen regular directors?		X	The by-laws set forth that the Board of Directors be comprised by 19 regular directors and 19 alternate directors.
2. Are there only Regular Directors?		X	
3. Can the alternate directors only substitute for a regular director previously designated?		X	
4. When necessary, does the regular director suggest to the Board the designation of the person who will be his alternate director?	X		
5. Do the independent and company directors constitute together at least 40% of the Board of Directors?	X		
6. Do the independent directors represent at least 20% of the total number of directors?	X		
7. In the annual report presented by the Board of Directors, is it stated which directors are independent?	X		
8. Does the annual report state the category to which the company directors belong?	X		
9. Does the Board of Directors' annual report state the main duties of each director as of?	X		
Concerning the Structure of the Board of Directors 10. Does the Board of Directors perform the Functions of Compensation, Auditing, Planning and Finance?	X		Assisted by the respective Committees: Audit and Corporate Practices Committees.
11. Are the intermediate bodies composed only of company directors?		X	Includes alternate directors, but all of them are independent.
12. Is each intermediate body composed of at least 3 members and at most 7?	X		The intermediate bodies created under the Securities Market Law yes. Additionally, the Company has an Executive Committee comprised by 9 members.
13. Does each independent director, in addition to performing his functions on the Board, participate in at least one of the intermediate bodies?		X	

Question	Yes	No	Comments
2. Function of Compensation and Evaluation			

The Corporate Practices Committee was established at the Regular and Special Stockholders' Meeting held on December 18, 2006; and it began to meet during fiscal 2007. The duties of this Committee include providing support to the Board of Directors in determining a comprehensive salary for the CEO, as well as preparation and advice on policies for the appointment and comprehensive compensation for the other Officers.

Question	Yes	No	Comments
Concerning the Operation of the body that performs the function of Evaluation and Compensation 28. Does the intermediate body that performs the functions of evaluation and Compensation review the conditions of contracting high-level executives and make sure that possible corporation severance payments adhere to guidelines approved by the Board?	X		Due to its recent creation, the Committee is still preparing the corresponding policies.
29. Are the structure and policies used to determine packages of the directors and officers disclosed?		X	

3. Auditing Function

The Auditing function is performed by an Audit Committee comprised entirely by independent Board Members. The Audit Committee is a body that assists the Board of Directors, primarily with the surveillance function, formed in compliance with article 25 and the other applicable articles of the Securities Market Law and section 14 of article thirty-six of the Company's by-laws.

The independent auditor of Grupo Modelo, S.A.B. de C.V. is PricewaterhouseCoopers. The naming and/or removal of the independent auditors is proposed by the Board of Directors with the opinion of the Audit Committee. The Audit Committee makes sure that the internal and external audits are performed with the greatest possible objectivity and that the financial information is useful, timely, and reliable; that is, that the information that reaches the Board of Directors, the shareholders, and the public in general is clear, sufficient, and adequately reflects the individual and consolidated financial position of the Group.

The President of the Audit Committee presents an annual report to the Board of Directors; afterwards, such report is presented to the Annual Shareholders' Meeting.

Question	Yes	No	Comments
Concerning the Selection of Auditors 30. Does the income from the external auditor as well as from any other external review coming from performing the corporation audit represent a percentage equal to or less than 20% of the total income from the offices in charge?	X		
31. Does the rotation of the corporation examiner take place at least every 6 years?	X		In 2005 the partner in charge of the Audit was changed
32. Is the person who signs the audit report of the corporation's annual financial statements different from the one who acts as Statutory Auditor?	N/A	N/A	The General Extraordinary and Ordinary Shareholder's Meeting dated December 18, 2006; resolved to modify the Company's by-laws in order to adjust them to the new provisions of the Securities Market Law. By virtue of such reform, the figure of the Statutory Auditor disappeared.
33. Is information about the professional profile of the corporation's Statutory Auditor revealed in the Annual Report?	N/A	N/A	Pursuant to the provisions of the new Securities Market Law, the figure of the Statutory Auditor disappeared.

Question	Yes	No	Comments
Concerning Financial Information 34. Does the corporation have an internal audit area?	X		
35. Does the intermediate body that is in charge of the Auditing function submit accounting policies for approval by the Board?	X		
36. Does the intermediate body in charge of the Auditing function make sure that the intermediate public financial information is produced in accordance with the same principles, criteria, and practices with which the annual reports will be produced?	X		
Concerning Internal Controls 37. Is there a system of internal control?	X		
38. Are the general outlines of the internal control system submitted to the Board for approval?	X		
39. Does the intermediate body in charge of the Auditing function evaluate and issue an opinion about the effectiveness of the internal control system?	X		
40. Do the external auditors validate the effectiveness of the internal control system and issue a report regarding those controls?	X		
Review of Compliance with Provisions 41. Does the intermediate body in charge of the Auditing function verify that there are controls for determining whether the corporation complies with the provisions that apply to it and report it periodically to the Board?	X		
42. Is the review of compliance with all applicable provisions performed at least once a year?	X		
43. Is the Board of Directors informed periodically about its legal situation?	X		When there are relevant matters.

4. Finance and Planning Functions

Grupo Modelo, S.A.B. de C.V. has an intermediate administrative body called the Executive Committee, which assists the Board of Directors to evaluate the investment projects, planning strategy, budgets, financial statements, among others matters.

Question	Yes	No	Comments
Concerning the Operation of the intermediate body in charge of the function of Finance and Planning 44. Does the intermediate body in charge of the function of Finance and Planning issue an evaluation of the viability of the principal investments and financial transactions of the corporation?	X		

Question	Yes	No	Comments
45. Does the intermediate body in charge of the function of Finance and Planning periodically evaluate the strategic positioning of the corporation in accordance with the provisions of the strategic plan?	X		
46. Does the intermediate body in charge of the function of Finance and Planning support the Board by monitoring the congruence of the investment and finance policies with the strategic vision of the corporation?	X		
47. Does the intermediate body in charge of the function of Finance and Planning support the Board by reviewing the corporation's financial projections, ensuring their congruence with the corporation's strategic plan?	X		
Optional question of Chapter VI If there are corporate governance practices in addition to those recommended by the Better Business Practices Code, in this section the option is given for the issuer to make them known.	X		Apart from the policies referred to in article 28 of the Securities Market Law. Grupo Modelo has additional policies to regulate corporate governance.
SHAREHOLDERS' RIGHTS ***Concerning the Information and Agenda of the Shareholders' Meeting*** 1. Was the point referring to "Miscellaneous Matters" omitted from the Agenda of the Meetings	X		
2. Was the grouping of items with different topics in a single point on the Agenda avoided?	X		
3. Is all of the information about each point on the Agenda of the Shareholders' Meeting available 15 days in advance?	X		
4. Are the shareholders provided with a form that contains detailed information and possible alternatives for voting on points of the Agenda, so they can send instructions to their representatives?	X		
5. In the information that is given to the shareholders, is the proposal for the composition of the Board of Directors included, accompanied by information referring to the professional profile of the candidates?	X		
6. Does the Board of Directors include in its annual report to the Meeting aspects that are relevant to the work of each intermediate body and the names of their members?	X		
7. Are the reports of each intermediate body that are presented to the Board available to the shareholders together with the material for the Meeting?	X		
8. Does the corporation have policies, mechanisms, and people responsible for reporting to the investors and maintaining channels of communication with shareholders and potential investors?	X		

END